Exhibit 99.12

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-170295 on Form S-8 and in Registration Statements No. 333-185723, 333-190801 and 333-193876 on Form F-10 and to the use of our reports dated February 19, 2014 relating to the consolidated financial statements of HudBay Minerals Inc. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2013.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 31, 2014